UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 __________________
FORM SD Specialized Disclosure Report __________________
NORTHERN OIL AND GAS, INC. (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
Delaware (State or other jurisdiction of incorporation or organization)	001-33999 (Commission File Number)	95-3848122 (IRS Employer Identification No.)
4350 Baker Road – Suite 400 Minnetonka, Minnesota (Address of principal executive offices)		55343 (Zip code)
Erik J. Romslo Chief Legal Officer and Secretary (952) 476-9800
(Name and telephone number, including area code, of the person to contact in connection with this report) __________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2023.
☒    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2023.

SECTION 2.    RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01     Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3.    EXHIBITS
Item 3.01     Exhibits

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: September 26, 2024	NORTHERN OIL AND GAS, INC. By /s/ Erik J. Romslo Erik J. Romslo Chief Legal Officer and Secretary